ROPES & GRAY LLP 1211 AVENUE OF THE AMERICAS NEW YORK, NY 10036-8704 WWW.ROPESGRAY.COM

November 2, 2018	Michael G. Doherty T +1 212 497 3612 F +1 646 728 1578 michael.doherty@ropesgray.com

VIA EDGAR

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Mr. Tony Burak

Re:	Stone Harbor Emerging Markets Income Fund (“EDF”) and Stone Harbor Emerging Markets Total Income Fund (“EDI”) (Each a “Fund” and together, the “Funds”)

Dear Mr. Burak:

This letter is in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) received from you via telephone on October 11, 2018, with respect to each Fund’s annual report to shareholders filed under the Investment Company Act of 1940, as amended (the “1940 Act”) on Form N-CSR, dated November 30, 2017 (each an “Annual Report” and together, the “Annual Reports”).

You requested that responses to the comments be provided via EDGAR correspondence. Accordingly, the Staff’s comments in relation to the Annual Reports and the Funds’ responses are set forth below.

1.	Comment: We note that, according to the Statement of Investments included in each Fund’s Annual Report, each Fund held shares of State Street Institutional Liquid Reserves Fund as of the period end. Please confirm supplementally the share class of State Street Institutional Liquid Reserves Fund held by each Fund, and identify the class of shares of any investment company held by the Funds in future reports to shareholders.

Response: Each Fund held Institutional Class Shares of State Street Institutional Liquid Reserves Fund as of the period end. Each Fund will identify the share class of any holdings in other investment companies in future shareholder reports.

2.	Comment: The Statement of Investments included in each Annual Report shows that, as of the period end, each Fund held bank loans issued by Banco de Investimentos Credit Suisse Brasil SA with a maturity date of January 10, 2018. The Statement of Investments included in each Fund’s semi-annual report filed under the 1940 Act on Form N-CSRS dated May 31, 2018 (each a “Semi-Annual Report” and together, the ‘Semi-Annual Reports”), however, shows that each Fund continued to hold the same loans as of period end, even though the maturity date of the loans had passed. Please explain supplementally the apparent discrepancy between the maturity date of the loans and the holdings disclosed in each Fund’s Semi-Annual Report.

November 2, 2018

Response: The Funds note that, as discussed in the footnotes to the Statement of Investments included in the Annual Reports, the aforementioned loans were in default as of the date of the Annual Reports. Under the terms of the loan agreement the issuer had until June 2018 to make the remaining payments. As of June, 2018, all outstanding payments with respect to the loans had been made, and the loans are no longer listed in the Statement of Investments for each Fund.

3.	Comment: Recent revisions to Rule 12-13B of Regulation S-X require, among other things, that a Fund disclose the counterparties to a foreign currency contract, as well as the type and amount of both the currency being purchased and the currency being sold. We note that the Statement of Investments included in the EDF Annual Report shows that the Fund had entered into a forward foreign currency contract with Citigroup Global Markets to sell Japanese yen but does not include the type and amount of currency being purchased. Please include the information required by Rule 12-13B of Regulation S-X going forward.

Response: The Funds confirm that the required information will be included in all shareholder reports going forward.

4.	Comment: The Statement of Investments included in the EDF Annual Report identified one investment with a value of approximately $242 as having been valued using significant unobservable inputs. The dollar amount of the investments so identified should generally be consistent with the dollar amount of investments identified as “Level 3” in the Fair Value Hierarchy table; however, the Fair Value Hierarchy table included in the Annual Report identified approximately $12,745,774 in Level 3 assets. Please confirm that the amount of Level 3 assets identified in the Fair Value Hierarchy table and the amount of investments identified as having been valued using significant unobservable inputs will be consistent going forward.

Response: The Funds will ensure that the amount of Level 3 assets identified in the Fair Value hierarchy table and the amount of investments identified as having been valued using significant unobservable input are consistent in future shareholder reports, as appropriate.

* * * * *

We believe that this submission fully responds to your comments. Please feel free to call me at (212) 497-3612 if you have any questions regarding the foregoing.

November 2, 2018

Best regards,

/s/ Michael G. Doherty

Michael G. Doherty

cc:	Adam J. Shapiro, Esq.

Allyson Burg, Esq.